[redacted]

04002764

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

BB 2/26

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CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 24 2004 187

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Equity Brokerage Service, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

762 North Bedford Road
(No. and Street)

Bedford Hills, NY 10507-1525
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Bisio (914) 666-6556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kosovsky, Pratesi & Company, LLC
(Name – *if individual, state last, first, middle name*)

270 Farmington Ave., Suite 207, Farmington, CT 06032
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH

OATH OR AFFIRMATION

I, Douglas Bisio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Equity Brokerage Service, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIANNE SHOECRAFT
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SH5065006
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES SEPTEMBER 03, 06

Marianne Shoecraft
Notary Public

Signature

Principal OSJ
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Members' Equity
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KP&C

KOSOVSKY, PRATESI & COMPANY, LLC
Certified Public Accountants & Consultants
270 Farmington Avenue, Suite 207, Farmington, CT 06032-1981 • Tel: 860-677-6972 • Fax: 860-677-8054
www.kpco-cpa.com

Joel M. Kosovsky, CPA/PFS, CFP
e-mail: joelk@kpco-cpa.com

Edward E. Pratesi, CPA, ABV, CVA
e-mail: edp@kpco-cpa.com

John T. Salemi, Jr., CPA, MST
e-mail: johns@kpco-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
PFS Equity Brokerage Services, LLC
Bedford Hills, New York

We have audited the accompanying statement of financial condition of PFS Equity Brokerage Services, LLC as of December 31, 2003 and the related statements of operations, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFS Equity Brokerage Services, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kosovsky, Pratesi + Company

February 3, 2004
Farmington, Connecticut

KOSOVSKY, PRATESI & COMPANY, LLC
Certified Public Accountants and Consultants

ASSETS

		2003
Cash	$	85,830
Other assets		6,754
TOTAL ASSETS	$	92,584

LIABILITIES AND MEMBERS' CAPITAL

MEMBERS' CAPITAL	$	92,584

See Accompanying Notes to Financial Statements, which are an Integral Part of these Statements.

PFS EQUITY BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
COMMISSION REVENUES	$ 2,017,329
OPERATING EXPENSES:	
Guaranteed Payments	1,900,279
Other operating expenses	37,954
Exchange fees	2,855
Total Operating Expenses	1,941,088
NET INCOME	$ 76,241

See Accompanying Notes to Financial Statements, which are an Integral Part of these Statements.

PFS EQUITY BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
MEMBERS' CAPITAL - Beginning of Year	$ 16,343
Net Income	76,241
MEMBERS' CAPITAL - End of Year	$ 92,584

See Accompanying Notes to Financial Statements, which are an Integral Part of these Statements.

PFS EQUITY BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	76,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		2,324
INCREASE IN CASH AND CASH EQUIVALENTS		78,565
CASH AND CASH EQUIVALENTS - Beginning of Year		7,265
CASH AND CASH EQUIVALENTS - End of Year	$	85,830

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for:		
Income taxes	$	-
Interest	$	-

See Accompanying Notes to Financial Statements, which are an Integral Part of these Statements.

PFS EQUITY BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
SUBORDINATED BORROWINGS - Beginning of Year	$ -
SUBORDINATED BORROWINGS - End of Year	$ -

See Accompanying Notes to Financial Statements, which are an Integral Part of these Statements.

NOTE 1 - BUSINESS DESCRIPTION:

PFS Equity Brokerage Services, LLC is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Limited Liability Company that is 99% owned by Professional Financial Services, LP. The Company is engaged in a single line of business comprised of the sale of variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of PFS Equity Brokerage Services, LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes

The Limited Liability Company is not a taxpaying entity for income tax purposes, and, thus, no income tax expense has been recorded in the statements. The members are required to report on their individual tax returns their distributive share of the members' income, loss, deductions and credits.

Other Assets

Other assets are recorded at cost and are being amortized by the straight-line method as follows:

Item	Life
Organization costs	5 Years

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt instruments purchased with original maturities of three months or less to be cash equivalents.

2SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Services Provided By Related Companies

The Company is provided office space and office support services by companies controlled by an individual who indirectly has a controlling interest in PFS Equity Brokerage Services, LLC. There was no charge for such services for the year ended December 31, 2003.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities with counterparties that primarily include insurance companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company receives substantially all of its revenue from one insurance company. The company operates under an exclusive contract with its one supplier that restricts The Company from offering variable-life products of other insurance companies. Either party for any reason can terminate the contract. In the event that this contract was to be terminated, it is likely that the Company would need to reduce its current operations.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $85,830, which was $80,830 in excess of its required net capital of $5,000. The Company's net capital ratio was -.

COMPUTATION OF NET CAPITAL:

Total Members' Equity	$ 92,584
Deductions and/or Charges:	
Organization costs	6,754
Net Capital	$ 85,830

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 80,830
Excess Net Capital at 1500%	$ 80,830
Excess Net Capital at 1000%	$ 80,830

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total Aggregate Indebtedness	$ -
Percentage of Aggregate Indebtedness to Net Capital	-

The Company is exempt from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Under Exemptive Provisions (k)(1) - Limited Business (mutual funds and/or variable annuities)

The Company is Exempt from Reporting the Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission Under Exemptive Provisions (k)(1) - Limited Business (mutual funds and/or variable annuities)

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF NET CAPITAL (Included in Part II of Form X-17A-5 as of December 31, 2003)

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 85,830
Audit adjustments	-
NET CAPITAL, Per Audited Financial Statements	$ 85,830

KP&C

KOSOVSKY, PRATESI & COMPANY, LLC
Certified Public Accountants & Consultants
270 Farmington Avenue, Suite 207, Farmington, CT 06032-1981 • Tel: 860-677-6972 • Fax: 860-677-8054
www.kpco-cpa.com

Joel M. Kosovsky, CPA/PFS, CFP
e-mail: joelk@kpco-cpa.com

Edward E. Pratesi, CPA, ABV, CVA
e-mail: edp@kpco-cpa.com

John T. Salemi, Jr., CPA, MST
e-mail: johns@kpco-cpa.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
PFS Equity Brokerage Services, LLC
Bedford Hills, New York

In planning and performing our audit of the financial statements and supplemental schedules of PFS Equity Brokerage Services, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kosovsky, Pratesi + Company

February 3, 2004
Farmington, Connecticut

KOSOVSKY, PRATESI & COMPANY, LLC
Certified Public Accountants and Consultants